Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2005 and December 31, 2004

and for the periods ended June 30, 2005 and 2004

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – June 30, 2005 and December 31, 2004 (Unaudited)	3

Consolidated Statements of Income – Three and six months ended June 30, 2005 and 2004 (Unaudited and Restated)	4

Consolidated Statement of Changes in Shareholder’s Equity - Six months ended June 30, 2005 (Unaudited)	5

Consolidated Statements of Cash Flows – Six months ended June 30, 2005 and 2004 (Unaudited and Restated)	6

Notes to Consolidated Financial Statements (Unaudited)	7-9

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except per share amounts)

	June 30, 2005	December 31, 2004
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $8,320,158 and $7,572,892)	$ 8,810,500	$ 8,059,329
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $456,869 and $483,842)	460,390	489,759
Investments held-to-maturity, at amortized cost	800,000	600,000
Short-term investments, at amortized cost (which approximates fair value)	674,904	979,464
Other investments	174,714	185,037

Total investments	10,920,508	10,313,589
Cash and cash equivalents	103,450	182,347
Securities purchased under agreements to resell	465,721	476,251
Accrued investment income	126,127	129,210
Deferred acquisition costs	383,006	360,496
Prepaid reinsurance premiums	451,113	471,375
Reinsurance recoverable on unpaid losses	42,869	33,734
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $89,613 and $84,204)	99,407	102,283
Receivable for investments sold	711	2,023
Derivative assets	28,534	40,012
Other assets	211,872	252,721

Total assets	$12,910,256	$12,440,979

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$ 3,228,018	$ 3,211,181
Loss and loss adjustment expense reserves	667,570	726,617
Securities sold under agreements to repurchase	465,721	476,251
Variable interest entity floating rate notes	801,038	600,505
Short-term debt	58,745	58,745
Deferred income taxes, net	503,898	493,425
Deferred fee revenue	17,158	20,624
Payable for investments purchased	40,709	15,686
Derivative liabilities	15,764	26,366
Other liabilities	170,289	214,431

Total liabilities	5,968,910	5,843,831

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,663,957	1,654,201
Retained earnings	4,933,461	4,546,400
Accumulated other comprehensive income, net of deferred income tax of $195,004 and $194,130	328,928	381,547

Total shareholder’s equity	6,941,346	6,597,148

Total liabilities and shareholder’s equity	$12,910,256	$12,440,979

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
		Restated		Restated
Revenues:
Gross premiums written	$256,908	$382,106	$548,022	$596,766
Ceded premiums	(36,595)	(48,237)	(75,352)	(82,396)

Net premiums written	220,313	333,869	472,670	514,370
Increase in deferred premium revenue	(6,392)	(117,068)	(47,084)	(89,159)

Premiums earned (net of ceded premiums of $45,503, $51,612, $93,987 and $99,957)	213,921	216,801	425,586	425,211
Net investment income	115,074	106,793	227,290	218,099
Net realized gains (losses)	448	16,805	518	62,934
Net gains (losses) on derivative instruments	(2,398)	210	(876)	1,280
Advisory fees	4,124	17,340	10,978	24,021
Other	1,050	20	2,063	20

Total revenues	332,219	357,969	665,559	731,565

Expenses:
Losses and loss adjustment	21,265	20,635	41,650	40,074
Amortization of deferred acquisition costs	16,506	16,493	32,799	32,079
Operating	25,777	30,610	63,013	60,195

Total expenses	63,548	67,738	137,462	132,348

Income before income taxes	268,671	290,231	528,097	599,217

Provision for income taxes	72,685	79,900	141,036	158,660

Net income	$195,986	$210,331	$387,061	$440,557

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the six months ended June 30, 2005

(in thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2005	100,000	$15,000	$1,654,201	$4,546,400	$381,547	$6,597,148

Comprehensive income:
Net income	—	—	—	387,061	—	387,061
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(1,553)	—	—	—	—	(23,120)	(23,120)
Change in foreign currency translation net of change in deferred income taxes of $2,427	—	—	—	—	(29,499)	(29,499)

Other comprehensive income (loss)						(52,619)

Comprehensive income						334,442

Stock-based compensation	—	—	9,756	—	—	9,756

Balance, June 30, 2005	100,000	$15,000	$1,663,957	$4,933,461	$328,928	$6,941,346

Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$(21,119)
Reclassification adjustment, net of taxes	(2,001)

Net unrealized appreciation, net of taxes	$(23,120)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six months ended June 30
	2005	2004
		Restated
Cash flows from operating activities:
Net income	$387,061	$440,557
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in accrued investment income	3,083	8,634
Increase in deferred acquisition costs	(22,510)	(20,193)
Decrease (increase) in prepaid reinsurance premiums	20,262	(12,672)
Increase in deferred premium revenue	16,837	71,599
Decrease in loss and loss adjustment expense reserves	(59,047)	(33,065)
(Increase) decrease in reinsurance recoverable on unpaid losses	(9,135)	33,783
Depreciation	5,409	5,456
Amortization of bond discount, net	12,412	19,584
Net realized gains on sale of investments	(518)	(62,934)
Deferred income tax provision	15,246	30,598
Net (gains) losses on derivative instruments	876	(1,280)
Stock option compensation	8,634	7,705
Other, net	(41,357)	(64,584)

Total adjustments to net income	(49,808)	(17,369)

Net cash provided by operating activities	337,253	423,188

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(1,504,563)	(1,224,513)
Sale of fixed-maturity securities, net of receivable for investments sold	635,817	557,672
Redemption of fixed-maturity securities, net of receivable for investments redeemed	300,785	433,525
Sale of short-term investments, net	146,123	24,930
Other investments, net	10,225	55,044
(Purchase) redemption of held-to-maturity investments	(200,000)	1,504,688
Capital expenditures	(2,879)	(3,851)
Disposals of capital assets	—	68

Net cash provided (used) by investing activities	(614,492)	1,347,563

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	—	1,408
Net proceeds from issuance of variabe interest entity floating rate notes	200,000	—
Net repayment from redemption of medium-term notes	—	(1,503,001)
Other borrowings	—	(7,886)
Capital issuance costs	(1,658)	(1,051)
Dividends paid	—	(190,000)

Net cash provided (used) by financing activities	198,342	(1,700,530)

Net (decrease) increase in cash and cash equivalents	(78,897)	70,221
Cash and cash equivalents - beginning of period	182,347	57,322

Cash and cash equivalents - end of period	$103,450	$127,543

Supplemental cash flow disclosures:
Income taxes paid	$93,147	$148,771
Interest paid:
Other borrowings	—	$578
Medium-term notes	—	$18,177
Variable interest entity floating rate notes	$9,415	$3,425
Non cash items:
Stock compensation	$8,634	$7,705

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2004. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations. The results of operations for the six months ended June 30, 2005 may not be indicative of the results that may be expected for the year ending December 31, 2005. The December 31, 2004 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in the financial statements prior to December 31, 2004 to conform to the current presentation. This includes the reclassification of variable interest entity (VIE) assets and liabilities, which had no effect on net income, total assets, total liabilities or shareholders’ equity as previously reported. Additionally, this includes the reclassification of salvage and subrogation from “Loss and loss adjustment expense reserves” to “Other assets.”

2.	Restatement of Consolidated Financial Statements

As reported in MBIA Corp.’s audited financial statements for the year ended December 31, 2004, MBIA Corp. restated its previously issued consolidated financial statements for 1998 and subsequent years to correct the accounting treatment for two reinsurance agreements entered into in 1998. The following table presents the effects of the restatement on the consolidated financial statements of MBIA Corp. for the second quarter and six months ended June 30, 2004.

	As of and for the three months ended June 30, 2004		As of and for the six months ended June 30, 2004
In thousands	Previously Reported	Restated	Previously Reported	Restated
Consolidated Statement of Income Data:
Net premiums written	$329,637	$333,689	$505,906	$514,370
Increase in deferred premium revenue	(115,318)	(117,068)	(85,225)	(89,159)
Premiums earned	214,319	216,801	420,681	425,211
Total revenues	355,487	357,969	727,035	731,565
Losses and loss adjustment expenses	20,399	20,635	39,633	40,074
Operating expenses	30,386	30,610	59,617	60,195
Total expenses	67,278	67,738	131,329	132,348
Income before income taxes	288,209	290,231	595,706	599,217
Provision for income taxes	79,192	79,900	157,431	158,660
Net income	$209,017	$210,331	$438,275	$440,557

Consolidated Balance Sheet Data:
Prepaid reinsurance premiums	$552,334	$479,434	$552,334	$479,434
Total assets	12,493,542	12,436,795	12,493,542	12,436,795
Loss and loss adjustment expense reserves	651,489	658,416	651,489	658,416
Deferred income taxes, net	373,774	360,539	373,774	360,539
Other liabilities	195,825	199,966	195,825	199,966
Total liabilities	5,845,143	5,842,976	5,845,143	5,842,976
Retained earnings	4,761,040	4,706,460	4,761,040	4,706,460
Shareholder’s equity	$6,648,399	$6,593,819	$6,648,399	$6,593,819

Information presented in the Notes to Consolidated Financial Statements gives effect to the restatement, as applicable.

3.	Dividends Declared

MBIA Corp. did not declare or pay dividends during the six months ended June 30, 2005. In the first quarter of 2005, MBIA Corp. requested approval for the payment of additional special dividends as its capital position continues to exceed both the capital required by New York State Insurance Law and the rating agencies for purposes of maintaining its Triple-A ratings. Approval by the New York State Department of Insurance is still pending on this request.

4.	Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain bankruptcy-remote special purpose vehicles (SPVs) administered by subsidiaries of MBIA Inc. and through third-party SPVs. The purpose of the MBIA-administered SPVs is to provide clients with an efficient source of funding, which may offer MBIA Corp. the opportunity to issue financial guarantee insurance policies. Third-party SPVs are used in a variety of structures insured by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46(R), “Consolidation of Variable Interest Entities (Revised).”

Under the provisions of FIN 46(R), an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is defined as the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

In September 2004, MBIA Corp. consolidated two VIEs established in connection with the securitization of Capital Asset tax liens. As a result of a clean-up call exercised for the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations, these securitizations no longer met the conditions of a qualifying special purpose entity under Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” MBIA Corp. holds a variable interest in these entities, which resulted from its insurance policies, and has determined that it is the primary beneficiary under FIN 46(R). MBIA Corp. has reported the assets of the securitizations, totaling $11 million at June 30, 2005 and $17 million at December 31, 2004, principally within “Other assets” on its consolidated balance sheet. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation.

With respect to third-party SPVs, MBIA Corp. must determine whether it has a variable interest and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. The assets and liabilities of a consolidated third-party VIE are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet and totaled approximately $801 million and $600 million at June 30, 2005 and December 31, 2004, respectively. The third-party VIE’s creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee provided to the VIE.

5.	Recent Litigation

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal), in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $350 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal has filed an action seeking a declaration that it is not obligated to pay on its policies. If Royal does not honor its policies, MBIA Corp. will be required to make payment on the notes it insured, and will incur material losses under its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. While Royal has appealed the order, MBIA Corp. expects that the order will be upheld on appeal. As part of the appeals process, Royal has pledged $384 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest. The Federal District Court has ordered Royal to comply with the pledge agreement.

MBIA Corp. believes that it will prevail in the litigation with Royal and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will in fact prevail. If MBIA Corp. does not prevail in the litigation and Royal does not make payments on the Royal Policies, MBIA Corp. expects to incur material losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

6.	Loss and Loss Adjustment Expense (LAE) Reserves

Loss and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on obligations it has insured. A summary of the unallocated and case basis activity and the components of the liability for loss and LAE reserves for the first and second quarters of 2005 are shown in the following table:

In thousands	2Q 2005	1Q 2005
Case basis loss and LAE reserves:
Beginning balance	$463,161	$434,924
Less: reinsurance recoverable	33,202	33,734

Net beginning balance	429,959	401,190

Case basis transfers from unallocated loss reserve related to:
Current year	23	—
Prior years	18,126	19,504

Total	18,149	19,504

Paid (recovered) related to:
Current year	(1)	(4,231)
Prior years	118,640	(5,034)

Total paid (recovered)	118,639	(9,265)

Net ending balance	329,469	429,959
Plus: reinsurance recoverable	42,869	33,202

Case basis reserve ending balance	372,338	463,161

Unallocated loss reserve:
Beginning balance	292,402	291,693
Losses and LAE incurred(1)	21,265	20,385
Channel Re elimination(2)	(286)	(172)
Transfers to case basis and LAE reserves	(18,149)	(19,504)

Unallocated loss reserve ending balance	295,232	292,402

Total	$667,570	$755,563

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp’s ownership interest in Channel Reinsurance Ltd., which is carried on an equity method accounting basis.

Case basis activity transferred from MBIA Corp.’s unallocated loss reserve was approximately $38 million in the first six months of 2005 and primarily consisted of additional loss reserves for MBIA Corp.’s guaranteed tax lien portfolios, insured obligations issued by Fort Worth Osteopathic Hospital, a mortgage-backed credit and Allegheny Health, Education and Research Foundation (AHERF). Total paid and recovery activity of $109 million for the first six months primarily consisted of payments related to Fort Worth Osteopathic Hospital and estimated recoveries for AHERF reclassified from “Other assets,” both of which reduced the respective case basis loss reserve. Unallocated loss reserves approximated $295 million at June 30, 2005, which represent MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in MBIA Corp.’s insured portfolio and are available for future case-specific activity. MBIA Corp. incurred $42 million in loss and loss adjustment expenses in the first six months of 2005 based on 12% of scheduled net earned premium. See “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s audited financial statements for the year ended December 31, 2004 for a description of MBIA Corp.’s loss reserving policy.